SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of October 2003

                         Commission File Number: 0-16673

                            Nam Tai Electronics, Inc.
               (Exact name of registrant as specified in charter)

                             British Virgin Islands
                         (Jurisdiction of organization)


           116 Main Street, Road Town, Tortola, British Virgin Islands
                    (Address of principal executive offices)
          Registrant's telephone number, international: + 852-2341-0273


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F X               Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes __                No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:


1. Press release of Nam Tai Electronics, Inc., dated October 24, 2003, announcing its financial results for the third second quarter of its 2003 fiscal year.

NAM TAI ELECTRONICS, INC.                             THIRD QUARTER NEWS RELEASE
REPRESENTED BY PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790-999 WEST HASTINGS STREET                                          President
VANCOUVER, BC, CANADA  V6C 2W2                    E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800   FAX: (604) 669-7816         WEB:  www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831

                            NAM TAI ELECTRONICS, INC.
Q3 Income From Operations Up 198% to $9.9 Million vs. $3.3 Million,
                              EPS $0.23 vs. $0.19

VANCOUVER, CANADA -- October 24, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced unaudited results for the third quarter ended September 30, 2003.

KEY HIGHLIGHTS
(In thousands of US Dollars, except as otherwise stated)

                                             Quarterly Results            Nine Months Results

                                              Q3/03      Q3/02     YoY(%)    9M/03     9M/02      YoY(%)

Net sales                                     93,157    56,872     63.8     297,852   160,400      85.7
Income from operations                         9,854     3,305    198.2      29,622    13,439     120.4
                  per share(diluted)            0.26      0.10    160.0        0.80      0.42      90.5
Net income (1)                                 8,392     6,054     38.6      30,096    14,054     114.1
                          % of sales             9.0%     10.6%                10.1%      8.8%
Basic earnings per share (2) & (3)              0.23      0.19     21.1        0.83      0.45      84.4
Diluted earnings per share (2) & (3)            0.23      0.19     21.1        0.81      0.44      84.1

Note:     (1)  Net income already included the deduction of professional fee $702K in relation to the recently discontinued stock offering. For details, please refer to the consolidated statements of income.
          (2)  All share and earnings per share data have been adjusted for the 3 for 1 stock split effective June 30, 2003.
          (3)  The number of outstanding shares (diluted) increased from 36.91 million in second quarter of 2003 to 37.29 million in the third quarter of 2003 as a result of the exercise of stock options.

With $13.8 million of net cash provided by operating activities in the third quarter of 2003, the Company continues to maintain a strong financial position, with approximately $85.5 million of cash on hand.

Supplementary Information (Unaudited) for the Third Quarter of 2003
1. Quarterly Sales Breakdown
   (In thousands of US Dollars)

  Quarter           2002        2003          YoY(%)             YoY(%)
                                           (Quarterly)   (Quarterly accumulated)
1st Quarter        (a)51,217       87,981        71.8%                    71.8%
2nd Quarter        (a)52,311      116,714       123.1%                    97.7%
3rd Quarter           56,872       93,157        63.8%                    85.7%
4th Quarter           75,616
Total                236,016      297,852

Note:(a) Sales of battery packs for the first and second quarters of 2002 were $5.10 million and $2.75 million respectively. Upon the disposal of our interest in BPC, a joint venture, on April 30, 2002, revenue from battery packs was no longer included in the total sales.

2. Net Sales Breakdown by Product Segment
                                           2003                    2002

   Segment                           3rd Quarter   YTD      3rd Quarter   YTD
                                         (%)       (%)         (%)        (%)
   Assembling:
    - LCD Consumer Products               26%      32%         42%        38%
    - Telecom. Components Assembly        63%      57%         37%        45%
   Software Development Services           1%       1%          1%         1%
   Parts & Components :
    - LCD Panels                          10%       8%         14%        11%
    - Transformers                         0%       2%          6%         5%
                                         100%     100%        100%       100%

   Note: In June 2003, we sold our transformers operation to a third party.

   Assembling included finished goods and modules, together with Software Development Services collectively termed as Consumer Electronic Products ("CEP"), while parts and components including LCD panels and transformers are termed ("LPT") for business segment classification.

3. Financial Position

                                             (unaudited)                (audited)
                                          As at September 30,       As at December 31,

                                        2003            2002              2002
   Cash on Hand                    $85.5 million    $57.5 million     $82.5 million
   Cash/Current Liabilities             1.21            1.35              1.21
   Current Ratio                        2.57            2.75              2.29
   Total Assets/Total Liabilities       4.21            4.12              3.88
   Debtors Turnover                    61 days        67 days           79 days
   Inventory Turnover                  17 times      10 times          10 times

   "The Company has been listed in the United States for 15 years and moved from NASDAQ to the New York Stock Exchange ("NYSE") in January 2003. In these 15 years, Nam Tai has delivered solid financial performance and has been profitable each year.

   Our results for this quarter are also encouraging with per share income from operations of $0.26. Despite the expenses incurred for the Company's discontinued stock offering and an increase in the number of outstanding shares caused by the exercise of stock options by our employees, we were still able to achieve an EPS of $0.23, an increase of 21.1% when compared to the EPS for the third quarter of 2002, after adjustment for the stock split," said Mr. Tadao Murakami, Chairman of Nam Tai.

   "Net sales for the quarter increased by 63.8% and income from operations increased 198.2% when compared with the third quarter of 2002. However, sales in this quarter are comparatively lower than the sales in the second quarter for the following reasons:

   a. As mentioned in our analysts conference for the second quarter this year, we accelerated our production schedule, and built up inventory in the second quarter because of concerns over SARS to minimize any interruption of our business. By agreement of our customers, we were able to shift shipments of such inventory from the third quarter to the second quarter.

   b. The production of cellular phones in semi knocked down ("SKD") form did not commence in the third quarter because of a change in design by our customer. However, we are pleased to announce that the pilot run of cellular phones in SKD form was completed now within October 2003 and mass production has been scheduled to start in November 2003.

   c. Furthermore, some of our customers discontinued production of some of their older model products in the third quarter and placed orders with us for their new models. The production of those new models started by the end of third quarter and will contribute to our sales in the fourth quarter.

   Despite these factors, we have still been able to deliver encouraging third quarter results which exceeded management's expectations. The gross profit margin of 17% for the quarter again beat the Company's target gross profit margin of 15%.

   With sales of our customers' new models picking up and the launch of production of various new products, accordingly, the Company has started recruiting an additional 1,000 workers. The Company will continue to adopt its diversified business strategy and will endeavour to maintain a steady business growth to bring sustainable and healthy returns for our shareholders," said Mr. Murakami.

Third Quarter Results Analyst Conference Call
---------------------------------------------

The Company will hold a conference call for analysts on Monday, October 27, 2003 at 10:00 a.m. Eastern Time to discuss the third quarter results with management. Shareholders, media and interested investors are invited to listen to the live conference call over the internet by going to www.namtai.com and clicking on the conference call link, or over the phone by dialing (651) 224-7497 just prior to its start time. Callers will be asked to register with the conference call operator.

Dividends
---------

The record date for the fourth quarter dividend of $0.05 per share is December 31, 2003 and the payment date is January 21, 2004.

Special Cash Dividend and Stock Dividend
----------------------------------------

To celebrate its fifteen consecutive profitable years, and especially the remarkable performance of the Company in this year and its fifteenth anniversary of listing, since its IPO in 1988, and its move to the NYSE earlier this year, the Board of Directors is pleased to declare a special cash dividend of $0.80 per share, plus the issue of a stock dividend to shareholders at the ratio of one dividend share for every 10 shares held by the shareholders. The special dividend and the stock dividend are a reward for the loyalty and support of the shareholders of the Company.

The record date for such special dividend and stock dividend is November 7, 2003. No action is required on the part of shareholders to receive the special dividend and dividend shares. The special dividend and new shares are expected to be mailed from the Company's transfer agent, Registrar and Transfer Company, before November 30, 2003.

As at September 30, 2003, the Company has $85.5 million of cash on hand. The Company also sees significant growth in its sales and income this year when compared with previous years. Looking forward, the Company is confident to maintain the growth of the Company and the declaration of the special dividend will not affect its expansion plan and cash flow.

Regarding the dividend to be paid for the year of 2004, the Company will review its position at the end of the fourth quarter and an appropriate announcement will be included in the fourth quarter results announcement.

Set up of the PRC Headquarters in Macau
---------------------------------------

Nam Tai announced that the Company has set up the PRC's headquarters in Macau, PRC, due to its continuous increase in investment in PRC. Besides three major manufacturing facilities of Nam Tai in Shenzhen, PRC, Nam Tai has offices in Hong Kong, Shekou and Shanghai, PRC. In light of its substantial investment and its intention to expand its manufacturing facilities to other cities of PRC, Nam Tai finds it necessary to have a headquarters in the PRC and to oversee its operations there.

The Company has considered various locations for such headquarters. Macau, like Hong Kong, is a special administrative region of the PRC. It has recently introduced an incentive program to attract investments in Macau. The Company therefore decided to set up the PRC headquarters in Macau. The Company's application has been approved by the Macau government and the PRC headquarters of the Company commenced operation at the beginning of October 2003.

Change of Auditors
------------------

The Company's auditors, Messrs Grant Thornton, do not have an office in Macau and do not have a licence to handle Macau statutory tax filings. After discussion with the Company, Grant Thornton tendered its resignation as auditors of the Company.

Deloitte Touche Tohmatsu ("Deloitte"), had been the auditors of the Company from 1998 to 2001. Deloitte has indicated its willingness to be appointed as auditors of the Company for 2003 at a reasonable fee. The Company has therefore appointed Deloitte as the Company's auditors in place of Grant Thornton with effect from October 24, 2003. Grant Thornton will, however, continue to provide tax advisory services to the Company, other than with respect to Macau.

Changes of the Chairman of Audit Committee and Corporate Secretary
------------------------------------------------------------------

Nam Tai is pleased to announce that Mr. Mark Waslen has been appointed as Chairman of the Audit Committee, effective September 22, 2003, following Mr. Stephen Seung's resignation as Chairman and member of the Audit Committee. Mr. Seung continues as a non-executive director. Mr. Seung replaced Mr. Lorne Waldman as Corporate Secretary of Nam Tai, effective October 15, 2003.

Mr. Seung has been a director of the Company since 1995 and is familiar with the corporate matters of the Company. Mr. Mark Waslen is also a Chartered Accountant and was the Group Financial Controller of Nam Tai from 1990 to 1995.

The Company believes these changes in directorship and Corporate Secretary will further strengthen the management control of the Company which is in the interest of its shareholders.

About Nam Tai Electronics,Inc.
------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Forward-Looking Statements
--------------------------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(In Thousands of US Dollars except share data)
                                                     Note              Unaudited                         Unaudited
                                                                  Three months ended                 Nine months ended
                                                                     September 30,                     September 30,
                                                                 2003            2002              2003            2002
-------------------------------------------------- --------- -------------- --------------- -- -------------- ---------------
Net sales - related parties                                  $     2,174   $           -      $     13,939   $       7,849
Net sales - third parties                                         90,983          56,872           283,913         152,551
                                                             -------------- --------------- -- -------------- ---------------
Total net sales                                                   93,157          56,872           297,852         160,400
Cost of sales                                                     77,609          48,673           248,837         132,514
                                                             -------------- --------------- -- -------------- ---------------

Gross profit                                                      15,548           8,199            49,015          27,886

Costs and expenses
   Selling, general and administrative expenses                    4,657           4,277            16,618          12,502
   Research and development expenses                               1,037             617             2,775           1,945
                                                             -------------- --------------- -- -------------- ---------------
                                                                   5,694           4,894            19,393          14,447

                                                             -------------- --------------- -- -------------- ---------------
Income from operations                                             9,854           3,305            29,622          13,439

Gain on disposal of land                                               9    -                            9               -
Interest income                                                      161             222               553             558
Other (loss) income - net                            (1)          (1,010)          3,160             1,972            (639)
Equity in income of affiliated companies                              76               -               288           2,104
                                                             -------------- --------------- -- -------------- ---------------

Income before income taxes and minority interests                  9,090           6,687            32,444          15,462
Income tax expense                                                  (470)           (598)           (1,329)         (1,215)
                                                             -------------- --------------- -- -------------- ---------------
Income before minority interests                                   8,620           6,089            31,115          14,247
Minority interests                                                  (228)            (35)           (1,019)           (193)
                                                             -------------- --------------- -- -------------- ---------------
Net income                                                   $      8,392   $      6,054       $    30,096    $     14,054
                                                             ============== =============== == ============== ===============

Net income per share
   Basic                                             (2)     $       0.23   $       0.19       $      0.83    $       0.45
                                                             ============== =============== == ============== ===============
   Diluted                                           (2)     $       0.23   $       0.19       $      0.81    $       0.44
                                                             ============== =============== == ============== ===============

Weighted average number of shares ('000')
   Basic                                             (2)           36,636         31,422            36,474          31,222
   Diluted                                           (2)           37,290         31,647            36,999          31,731

 Note:  (1) During the quarter ended September 30, 2003, we recorded charges of $702,000 for  professional  fees related to a  discontinued  stock  offering.  The total cost of $1.75 million in relation to the stock  offering was shared and paid by the  beneficiaries  of the offering on a pro-rata basis according to the number of shares proposed to be offered and the anticipated  proceeds of each party, thus 60%, or $1.05 million, was borne by the selling shareholders whilst 40%, or $702,000, was borne by the Company.

        (2) All share and earnings per share data have been adjusted to give effect to the 3 for 1 stock split effective
            June 30, 2003.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------------------
AS AT SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(In Thousands of US Dollars)
                                                                                             Unaudited         Audited
                                                                                           September 30,     December 31,
                                                                                                2003             2002
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                               $       85,525   $       82,477
  Accounts receivable, net                                                                        64,313           50,944
  Amount due from a related party                                                                  2,074                -
  Inventories, net                                                                                19,951           19,200
  Prepaid expenses and other receivables                                                           5,522            1,867
  Income taxes recoverable                                                                         4,291              855
                                                                                          -----------------------------------
         Total current assets                                                                    181,676          155,343
                                                                                                       -
Investments in affiliated companies                                                                9,646                -

Convertible notes                                                                                      -            5,128

Long term investments                                                                             16,366           15,982

Property, plant and equipment, at cost                                                           123,526          116,583
Less: accumulated depreciation and amortization                                                  (47,426)         (40,669)
                                                                                          -----------------------------------
                                                                                                  76,100           75,914
Intangible assets                                                                                 21,635           21,308
Other assets                                                                                       1,411            1,411
                                                                                          -----------------------------------
         Total assets                                                                     $      306,834   $      275,086
                                                                                          ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                                                           $        1,560   $          985
  Long term bank loans - current portion                                                           1,125           13,985
  Accounts payable                                                                                54,504           38,714
  Accrued expenses and other payables                                                             10,316           12,609
  Dividend payable                                                                                 1,838            1,442
  Income taxes payable                                                                             1,404              200
                                                                                          -----------------------------------
         Total current liabilities                                                                70,747           67,935

Long-term bank loans - non-current portion                                                         1,969            2,812
Deferred income taxes                                                                                 87              112
                                                                                          -----------------------------------
         Total liabilities                                                                        72,803           70,859

Minority interests                                                                                 2,907            2,099

Shareholders' equity: **
  Common shares                                                                                      368              360
  Additional paid-in capital                                                                     152,130          147,754
  Retained earnings                                                                               78,628           54,016
  Accumulated other comprehensive loss (Note 1)                                                       (2)              (2)
                                                                                          -----------------------------------
         Total shareholders' equity                                                              231,124          202,128
         Total liabilities and shareholders' equity                                       $      306,834   $      275,086
                                                                                          ===================================
Note (**):  Shareholders'  equity for September 30, 2003 and December 31, 2002 were adjusted for the 3 for 1 stock split effective June 30, 2003.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(In Thousands of US Dollars)
                                                                      Unaudited                          Unaudited
                                                                  Three months ended                 Nine months ended
                                                                     September 30,                     September 30,
                                                                  2003           2002               2003           2002
-----------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                  $     8,392   $      6,054       $     30,096    $     14,054
 Adjustments to reconcile net income to net cash provided
 by operating activities:
   Depreciation and amortization                                   3,178          2,818              9,058           7,872
   Amortization of advisors' warrants and options                      -              -                   -             10
   Dividend withheld                                                   -           (394)                  -           (394)
   Share redemption                                                    -         (3,125)                  -         (3,125)
   Net loss (gain) on disposal of property, plant and                 59             90               (100)            205
   equipment
   Gain on disposal of intangible assets                               -              -                  -             (60)
   Realized gain on marketable securities                              -              -                  -            (642)
   Gain on disposal of a subsidiary                                    -              -             (2,133)            (17)
   Loss on partial disposal of subsidiaries                            -              -                151               -
   Loss on disposal of convertible notes                             102              -                102               -
   Loss on reverse merger of subsidiaries                              -              -                  -           2,655
   Compensation expenses                                               -              -                509               -
   Equity in income of affiliated companies                          (77)             -               (289)         (2,104)
   Dividend income from affiliated companies                           -              -                  -              32
   Loss on partial disposal of investment in affiliated                -              -                  -             469
   companies
   Minority interests                                                228             35              1,019             193
   Deferred income taxes                                               -              -                (25)              -
 Changes in current assets and liabilities, net of effects
 of acquisition and disposal:
   Proceeds from marketable securities                                 -              -                  -          10,147
   (Increase) decrease in accounts receivable                     (2,829)         3,234            (13,369)          2,977
   Decrease (increase) in amount due from a related party          3,309              -             (2,074)              -
   Decrease (increase) in inventories                              1,338         (3,165)            (1,473)         (5,324)
   (Increase) decrease in prepaid expenses and other                  (7)           371             (3,803)            538
   receivables
   (Increase) decrease in income taxes recoverable                (1,000)           414             (3,436)           (232)
   Increase (decrease) in notes payable                              259             34                575          (1,229)
   Increase in accounts payable                                    3,023          1,153             16,801           6,119
   Decrease in accrued expenses and other payables                (2,506)        (1,429)            (2,128)         (3,395)
   Decrease in amount due to a related party                           -              -                  -          (2,766)
   Increase in income taxes payable                                  376            158              1,204             652
                                                             ----------------------------------------------------------------
         Total adjustments                                         5,453            194                589          12,581
                                                             ----------------------------------------------------------------
 Net cash provided by operating activities                   $    13,845    $     6,248        $    30,685    $     26,635
                                                             ----------------------------------------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of long term investments                      $         -    $         -        $      (384)   $   (11,968)

   Purchase of property, plant and equipment                      (2,170)        (3,605)           (12,227)        (17,035)
   Proceeds from disposal of property, plant and equipment            15            153              2,593             168
   Proceeds from disposal of intangible assets                         -              -                  -             800
   Acquisition of additional shares in subsidiaries                    -           (437)                 -            (437)
   Proceeds from disposal of a subsidiary                              -          2,131              2,386             854
   Proceeds from partial disposal of subsidiaries                      -              -                453               -
   Proceeds from disposal of convertible notes                     5,026              -              5,026               -
   Acquisition of affiliated companies                                 -              -            (10,000)              -
                                                             ----------------------------------------------------------------
 Net cash provided by (used in) investing activities         $      2,871   $     (1,758)      $    (12,153)  $    (27,618)
                                                             ----------------------------------------------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES
   Share buy-back program                                    $          -   $          -       $          -   $     (3,528)
   Dividends paid                                                 (2,079)        (1,306)            (5,901)         (3,542)
   Repayment of bank loans                                          (281)          (816)           (13,703)         (1,886)
   Proceeds from bank loans                                            -              -                  -           4,500
   Proceeds from shares issued on exercise of options and          1,536              -              4,120           4,311
   warrants
                                                             ----------------------------------------------------------------
 Net cash (used in) financing activities                     $      (824)   $    (2,122)       $   (15,484)   $       (145)
                                                             ----------------------------------------------------------------

 Foreign currency translation adjustments                              -              -                  -             (26)
                                                             ----------------------------------------------------------------
 Net increase (decrease) in cash and cash equivalents             15,892          2,368              3,048          (1,154)
                                                             ----------------------------------------------------------------
 Cash and cash equivalents at beginning of period                 69,633         55,154             82,477          58,676
                                                             ----------------------------------------------------------------
 Cash and cash equivalents at end of period                  $    85,525    $    57,522        $    85,525    $     57,522
                                                             ================================================================

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
------------------------------------------------------------------------------------------------------------------------------
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(In Thousands of US Dollars)

1.  Accumulated other comprehensive loss represents foreign currency translation  adjustments.  The comprehensive income of the  Company  was $30,096 and $14,037 for the nine  months  ended  September  30, 2003 and  September  30,  2002, respectively.

2.  Business segment  information - The Company operates  primarily in two segments,  the Consumer  Electronic  Products
    ("CEP") segment and the LCD Panels and Transformers ("LPT") segment.
                                                                      Unaudited                         Unaudited
                                                                 Three months ended                 Nine months ended
                                                                    September 30,                     September 30,
                                                                2003            2002               2003            2002
----------------------------------------------------------- -------------- --------------- -- --------------- ---------------
NET SALES:
   - CEP                                                    $     83,849   $     45,513       $    266,908    $    134,715
   - LPT                                                           9,308         11,359             30,944          25,685
                                                            -------------- --------------- -- --------------- ---------------

         Total net sales                                    $     93,157   $     56,872       $    297,852    $    160,400
                                                            ============== =============== == =============== ===============

NET INCOME:
   - CEP                                                    $      7,270   $      5,539       $     27,264    $     13,745
   - LPT                                                           1,122            515              2,832             309
                                                            -------------- --------------- -- --------------- ---------------

         Total net income                                   $      8,392   $      6,054       $     30,096    $     14,054
                                                            ============== =============== == =============== ===============

                                                                                                 Unaudited        Audited
                                                                                               Sept. 30, 2003  Dec. 31, 2002
------------------------------------------------------------------------------------------- -- --------------- ---------------
IDENTIFIABLE ASSETS BY SEGMENT:
   - CEP                                                                                       $     260,561   $     225,754
   - LPT                                                                                              46,273          49,332
                                                                                               --------------- ---------------

         Total assets                                                                          $     306,834   $     275,086
                                                                                               =============== ===============


3. A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

                                                                    Unaudited                            Unaudited
                                                                Three months ended                   Nine months ended
                                                                  September 30,                        September 30,
                                                               2003            2002                2003            2002
--------------------------------------------------------- --------------- --------------- ---- -------------- ---------------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong:
         Unaffiliated customers                           $     76,939    $     55,623         $    268,167   $    149,039
         Related party                                           2,166               -               13,931              -
         Inter-company sales                                         1               2                  390            926

   - PRC, excluding Hong Kong:
         Unaffiliated customers                                 14,044           1,249               15,746          3,512
         Related party                                               8               -                    8          7,849
         Inter-company sales                                    69,027          41,163              244,254        116,430

   - Inter-company eliminations                                (69,028)        (41,165)            (244,644)      (117,356)
                                                          --------------- --------------- ---- -------------- ---------------

         Total net sales                                  $     93,157    $     56,872         $    297,852   $    160,400
                                                          =============== =============== ==== ============== ===============

NET INCOME FROM OPERATIONS WITHIN:
   - PRC, excluding Hong Kong                             $      9,190    $      1,845         $     27,233   $     11,266
   - Hong Kong                                                    (798)          4,209                2,863          2,788
                                                          --------------- --------------- ---- -------------- ---------------

         Total net income                                 $      8,392    $      6,054         $     30,096   $     14,054
                                                          =============== =============== ==== ============== ===============

                                                                                                 Unaudited        Audited
                                                                                               Sept. 30, 2003  Dec. 31, 2002
------------------------------------------------------------------------------------------- -- --------------- ---------------
LONG-LIVED ASSETS WITHIN:
   - PRC, excluding Hong Kong                                                                  $      57,756   $     54,481
   - Hong Kong                                                                                        18,344         21,433
                                                                                               --------------- ---------------

         Total long-lived assets                                                               $      76,100   $     75,914
                                                                                               =============== ===============

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 NAM TAI ELECTRONICS, INC.


     Date:  November 1, 2003     By:         /s/  M.K. Koo
                                    -------------------------------------
                                    Name:   M. K. Koo
                                    Title:  Chief Financial Officer and Director